SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO MARKET

GAFISA S.A. (BOVESPA: GFSA3; NYSE, GFA) (“Gafisa” or “Company”) hereby discloses to the market the communication received on this date from its shareholders River and Mercantile Asset Management LLP (“Investor”), pursuant to Article 12 of CVM Instruction 358/02, as follows:

1. The Investor confirms that following a sale of 515,000 shares (Trade Date 2nd October 2018, Value Date 5th October, 2018), it became the holder of 4,058,618 shares, reaching the total relevant participation of 9.06793% of the total capital stock of the Company;

2. The Investor confirms that this is a minority investment vehicle, that the holding is for investment purposes only and there is no intention to change the Company’s control composition or its managerial structure;

3. In addition, the Investor declares that he does not hold any convertible debentures issued by the Company or any other securities convertible in shares or that grant rights to subscribe or acquire shares issued by the Company; and

4. Finally, the Investor declares that it has not entered into any contract or agreement governing the exercise of voting rights or the purchase and sale of the securities issued by the Company.

São Paulo, October 04, 2018.

GAFISA S.A.

Ana Maria Loureiro Recart

Chief Executive, Financial and Investor Relations Officer

RIVER AND MERCANTILE
ASSET MANAGEMENT

Thursday 4th October 2018

FAO The Investor Relations Department
Gafisa S.A.
Av. Nacoes Unidas
8501 – 19th Floor
Sao Paulo – SP 05425-070
Brazil

Dear Luiz Felipe R. Murat

Re: Disclosure of ownership of shares in Gafisa S.A.

Please accept this letter as our declaration of crossing an ownership threshold in Gafisa S.A (**the Company**). We confirm that following a sale of 515,000 shares (Trade Date 2nd October 2018, Value Date 5th October 2018) our ownership of the Company's shares in issue has decreased to 9.06793%.

Company Disclosing	River and Mercantile Asset Management LLP (**RAMAM**), on the behalf of discretionary clients. (Authorised and regulated by the FCA - FRN 453087)
Shares in Issue	44,757,914
Shares Held	4,058,618
% of Shares Held	9.06793%

Before the transaction noted above, ownership of shares represented more than 10% of the Company.

30 Coleman Street, London, EC2R 5AL
T: 020 7601 6262 - F: 020 7600 2426 - Email: enquiries@riverandmercantile.com

River and Mercantile Asset Management LLP
Registered in England Number OC317647
Authorised and Regulated by the Financial Conduct Authority

www.riverandmercantile.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 4, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer